June 9, 2006


Via U.S. Mail
J. Darby Sere
President and Chief Executive Officer
GeoMet, Inc.
909 Fannin, Suite 3208
Houston, Texas 77010


Re:	GeoMet, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed May 12, 2006
	File No. 333-131716
	Registration Statement on Form S-1
	Filed May 12, 2006
	File No. 333-134070



Dear Mr. Sere:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


S-1/A

General

1. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

2. Please update your consents.

3. Revise the initial public offering registration statement as necessary to comply with all applicable comments written with respect to the amended resale registration statement. This will eliminate the need for us to repeat similar comments.

4. We remind you of our prior comment 1 and note your indication that you have endeavored to make the changes specified. However, we were unable to locate the updated disclosure that was included in the primary offering registration statement regarding your intention to apply for quotation on the NASDAQ. Please ensure that you make consistent updates to both registration statements.

5. Please be advised that we are in the process of reviewing the confidential treatment request submitted on May 12, 2006. The processing of the confidential treatment request will be a precondition to the effectiveness of the registration statement. Counsel identified in the confidential treatment request will receive any communications from the staff under a separate cover letter during the course of our review.

Risk Factors, page 10

"Hedging transactions may...," page 16

6. Revise the risk factor to specify the total loss recognized with
respect to derivative contracts. In this regard, we refer you to disclosure on page 32 which delineates the total loss amount at
$19.5
million.

Risks Relating to Our Common Stock, page 17

7. As noted on page 80, please include a risk factor that addresses the potential impact to the market price of your common stock following the initial public offering and the resales contemplated by the current registration statement.


Note 2 - Summary of Significant Accounting Policies, page F-8

Stock Compensation, page F-12

8. We note from your response to prior comment nine that you changed the "wording in the footnote on page F-12 to replace "net asset value methodology" with "income approach" to be consistent with our response and to use a term that more accurately describes the method used." As we are unable to locate this change, please revise your disclosure as intended or otherwise advise.

9. Please remove your reference to PV-10 to avoid investor confusion.

10. Please revise your disclosure on page F-13 to clearly state whether or not you believe your valuations represent fair value.

Supplemental Financial and Operating Information on Gas
Exploration,
Development and Production Activities (Unaudited), page F-24

Capitalized Costs Incurred, page F-24

11. We have reviewed the change you made to the Capitalized Costs Incurred table in response to prior comment ten. Please note that we believe that the asset retirement and abandonment costs you have shown separately should be included in the type of costs identified by paragraph 21 of SFAS 69 as SFAS 69 makes no provision for another type of cost. Please revise your presentation accordingly.

S-1

General

12. Provide updated disclosure in each amendment. For example, please include any updated information regarding the status of your application with the Nasdaq National Stock Market.

13. Please limit your disclosure to only the disclosure required in the forepart of the registration statement. In this regard, please move the text that appears on page ii to the main body of the prospectus.

14. We note that you omit information required by Regulation S-K, not all of which is related to information that may be omitted as specified by Rule 430A of Regulation C. For example, information is missing on the cover page, pages 8, 21, 23 and 79. Please revise to fill in such missing information throughout the document.

Risk Factors, page 10

Risks Relating to Our Common Stock, page 17

15. Include a risk factor that discloses the risk to the investment made by investors in the initial public offering that may result from significant sales of common stock following the effectiveness of the resale registration statement.

Underwriting, page 79

IPO Pricing, page 81


16. Please disclose the "other factors deemed relevant" that will be considered in the determination of the initial public offering price.

Lock-up Agreements, page 81

17. In light of the prior resale registration statement filed on Form
S-1, advise us of any agreements between the underwriters, the company and selling shareholders with respect to the timeframe within which resale of the shares covered by the prior S-1 may be made. We may have further comment.

18. Indicate whether Banc of America Securities, LLC intends to release any of the persons listed from their lock-up agreements prior to the end of the 180 day period.

Closing Comments

       As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of either of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Jennifer Goeken, Staff Accountant at (202)
551-
3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
      Kirk Tucker, Esq.
      Thompson & Knight LLP
      (713) 654-1871 (via facsimile)

Mr.Sere
GeoMet, Inc.
June 9, 2006
Page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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